**17 December 2025**

**BP p.l.c.**

**Carol Howle**

# SERVICE AGREEMENT

**CONTENTS**

**THIS AGREEMENT IS MADE ON** 17 **DECEMBER 2025**

**BETWEEN**

(1) **BP p.l.c.**, a company which has its registered office at 1 St James's Square, London, SW1Y 4PD (the "**Company"**); and

(2) **Carol Howle** of c/o BP p.l.c., 1 St James's Square, London, SW1Y 4PD (the "**Executive"**)

**IT IS AGREED** as follows:

## 1. Employment

1.1 The Executive shall be employed by the Company as interim Chief Executive Officer (or such other capacity, consistent with her status and seniority, to which she may be lawfully assigned by the Board from time to time) on the terms set out in this agreement with effect on and from the Effective Date. For statutory purposes, the Executive's period of continuous employment began on 3 July 2000.

1.2 The Executive will be appointed as a director of the Company subject to and in accordance with the terms of the Company's articles of association.

## 2. Duties

2.1 The Executive shall use her best endeavours to promote and protect the interests of the Group and shall not do anything which is harmful to those interests.

2.2 The Executive shall diligently and faithfully perform such duties and exercise such powers as may from time to time be assigned to or vested in her in relation to the conduct and management of the affairs of the Group by the Board.

2.3 The Executive shall promptly give to the Board such information regarding the affairs of the Group as it shall require and shall comply with all proper instructions of the Board.

2.4 The Executive shall promptly report to the Board any matters of concern that come to her attention, or of which she is aware, in particular any acts of misconduct, dishonesty, breach of any of the Company or Group policies or codes of conduct or breach of any relevant regulatory rules committed, contemplated or discussed by her or by any member of staff, contractor or other third party.

2.5 The Executive shall have the power and the authority to act in accordance with the instructions of and within the limits prescribed by the Board.

2.6 The Executive shall comply with (i) all Company or Group policies and codes of conduct from time to time adopted by the Company or

notified to her, (ii) all applicable rules and regulations of the Financial Conduct Authority including (without limitation) the Listing Rules and Disclosure Guidance and Transparency Rules, and (iii) the Market Abuse Regulation or any successor legislation thereto and any code on dealing in securities adopted by the Company from time to time.

2.7 The Executive shall (unless prevented by ill-health or accident or otherwise as directed by the Board) devote the whole of her time during normal business hours to the duties of the Employment and such additional time as is necessary for the proper fulfilment of those duties.

2.8 The Executive's salary shall be inclusive of any fees receivable by her as a director of any Group Company and if the Executive receives any such Group fees in addition to her salary she shall pay them to the Company.

2.9 The Executive shall not accept any appointment to any office in relation to any body, whether corporate or not, (other than a Group Company) or directly or indirectly be engaged by, concerned with, or interested in any manner in any other business except:

(a) as holder or beneficial owner (for investment purposes only) of any class of securities in a company if those securities are listed or dealt in on a Recognised Investment Exchange and if the Executive (together with her spouse, children, parents and parents' issue) neither holds nor is beneficially interested in more than five per cent. of the securities of that class; or

(b) with the consent in writing of the Chair which may be given subject to any terms or conditions which the Chair may require.

2.10 The Executive's hours of work shall be such hours as are required in the proper performance of her duties. The Executive agrees, in accordance with Regulation 5 of the Working Time Regulations 1998, that the provisions of Regulation 4(1) do not apply to the Executive, and that the Executive shall give the Company three months' notice in writing if she wishes Regulation 4(1) to apply to her.

## 3. Place of work of the Executive

The Executive's normal place of work is the Company's head office from time to time. The Executive acknowledges and agrees that she will be required to travel and work inside and outside the UK for the proper performance of her duties but shall not be under any obligation to work overseas for periods exceeding one month.

## 4. Salary

4.1 The Company shall pay to the Executive a salary at the rate of £1,508,000 per annum or such higher rate as may be notified to the Executive following review of her salary under clause 4.2 below (the **"Base Salary"**).

4.2 The Executive's salary shall be reviewed at the discretion of the Remuneration Committee.

4.3 The Executive's salary shall accrue from day to day and be payable by equal instalments in arrears on the second to last Working Day of every month less any required deductions.

## 5. Pension

5.1 The Executive will receive a pension contribution equal to 20 per cent. of Base Salary payable by equal instalments in arrears with the Base Salary, less any required deductions.

5.2 The Executive acknowledges that the Company may have an obligation to auto-enrol her into a pension scheme and agrees that to the extent such an obligation exists and she does not opt out of the pension scheme, the Company may reduce the amount payable to the Executive pursuant to clause 5.1 above by an amount equal to the contributions it is required to make to the pension scheme.

## 6. Incentives

The Executive agrees that her participation in any bonus or incentive arrangements shall be at the Remuneration Committee's sole discretion; that she is subject to such procedures as may be notified to her from time to time for setting and assessing any bonus or incentive payments under any scheme in which she participates; and that she is subject to the procedures for making any payments that may be due to her under the terms of any bonus or incentive scheme in which she participates.

## 7. Travelling expenses

The Company shall reimburse the Executive (on production of such evidence as it may reasonably require) the amount of all travelling and other expenses properly and reasonably incurred by her in the discharge of her duties.

## 8. Car

8.1 The Company shall provide the Executive with a car appropriate to her status and a driver for her use in the performance of her duties and, subject to any restrictions or conditions from time to time imposed by the Company, the Executive may use the car for her private purposes.

8.2 The Company shall pay all normal servicing, insurance and running expenses in relation to the car and all fuel expenses incurred by the Executive in the performance of her duties.

8.3 The Executive shall take good care of the car and shall observe the terms and conditions of the insurance policy relating to it and the terms of the Company's car policy from time to time.

## 9. Private Medical and Permanent Health insurance

During the Employment, subject to the Executive's age or health not being such as to prevent cover being obtained without exceptional conditions or unusually high premiums, the Company will:

(a) pay for the benefit of the Executive, her spouse, and any children in full time education under the age of 25 subscriptions to the Company's private medical expenses insurance arrangements for the time being in force;

(b) pay subscriptions to the Company's permanent health insurance arrangements for the time being in force.

## 10. Life assurance

The Company will provide the Executive with life assurance cover of four times Base Salary.

## 11. Medical and sickness

11.1 The Company may from time to time require the Executive to be examined by a medical adviser nominated by the Company and the Executive consents to the medical adviser disclosing the results of the examination to the Company's medical adviser and shall provide the Company with such formal consents as may be necessary for this purpose.

11.2 The Executive shall be paid in full during any period of absence from work due to sickness or injury of up to 120 consecutive Working Days and at the rate of half of her salary for a further period of up to 120 consecutive Working Days subject to the provisions of clause 15 and to the production of satisfactory evidence from a registered medical practitioner in respect of any period of absence in excess of five consecutive Working Days. The periods during which the Executive receives payment may be extended by the Board in its discretion following consultation with the Company's medical adviser. The Executive's salary during any period of absence due to sickness or injury shall be inclusive of any statutory sick pay to which she is entitled and the Company may deduct from her salary the amount of any social security benefits she may be entitled to receive.

11.3 If the Executive is incapable of performing her duties by reason of injury sustained wholly or partly as a result of negligence, nuisance or breach of any statutory duty on the part of a third party and the Executive recovers any amount by way of compensation for loss of earnings from that third party, she shall pay to the Company a sum equal to the amount recovered or, if less, the amount paid to her by the Company under subclause 11.2 above in respect of the relevant period of absence as a result of that injury.

## 12. Holidays

12.1 The Executive shall be entitled to 28 Working Days holiday (plus public and bank holidays in England) with full salary in every calendar year. The Executive shall take her holiday entitlement at times agreed with the Chair.

12.2 Any entitlement to holiday remaining at the end of any calendar year may be carried forward to the next calendar year but no further. The entitlement to holiday (and on termination of employment to holiday pay in lieu of holiday) accrues pro rata throughout each calendar year (disregarding fractions of days).

## 13. Confidential information

13.1 The Executive acknowledges that the Company possesses a valuable body of confidential information which belongs to the Company. The Executive acknowledges that disclosure of any such confidential information during the course of the Employment or afterwards may place the Company at a serious competitive disadvantage and could cause immeasurable financial and other damage to the Company and the Group.

13.2 The Executive shall not make use of or divulge to any person, and shall use her best endeavours to prevent the use, publication or disclosure of, any information of a confidential or secret nature:

(a) concerning the business of the Company or any Group Company and which comes to her knowledge during the course of or in connection with her employment or her holding any office within the Group from any source within the Company or any Group Company; or

(b) concerning the business of any person having dealings with the Company or any Group Company and which is obtained directly or indirectly in circumstances in which the Company or any Group Company is subject to a duty of confidentiality in relation to that information.

13.3 The Executive shall not, other than for the exclusive benefit of the Company, record, copy or reproduce (whether in hard or softcopy format or any other format) any confidential or secret information or

any document, electronic file or record containing confidential information, or cause, enable, permit, authorise or assist any other person to do so.

13.4 The Executive shall promptly inform the Company, as far as it is lawful to do so, upon becoming aware of any unauthorised use or disclosure of confidential information.

13.5 For the purposes of clause 13.2 to 13.4 above, information of a confidential or secret nature shall include, but not be limited to, information relating to customer pricing structures, marketing and sales information, business plans or dealings, employees or officers, financial information and plans, designs, formulae, product lines, research activities, any documents marked "Confidential" or "Secret" or any information which the Executive has been told is confidential or secret or which she might reasonably expect the Company would regard as confidential or secret.

13.6 This clause shall not apply to information which is:

(a) used or disclosed in the proper performance of the Executive's duties or with the prior written consent of the Company; or

(b) ordered to be disclosed by a court of competent jurisdiction or otherwise required to be disclosed by law.

13.7 This clause shall continue to apply after the termination of the Employment (whether terminated lawfully or not) without limit of time.

Each of the restrictions in each paragraph or subclause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void but would be valid if some part of the restriction were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

## 14. Intellectual property

14.1 In this clause **"Intellectual Property Right"** means a formula, process, invention, improvement, utility model, trade mark, service mark, business name, copyright, design right, patent, know-how, trade secret and any other intellectual property right of any nature whatsoever throughout the world (whether registered or unregistered and including all applications and rights to apply for the same), which:

(a) relates to or is useful in connection with the business or any product or service of a Group Company; and

(b) is invented, developed, created or acquired by the Executive (whether alone or jointly with any other person) during the period of the Employment.

14.2 Subject to the provisions of the Patents Act 1977, the entire interest of the Executive in any Intellectual Property Right shall, as between the Executive and the Company, become the property of the Company as absolute beneficial owner without any payment to the Executive for it.

14.3 The Executive shall promptly communicate in confidence to the Company full particulars of any Intellectual Property Right (whether or not it is vested in the Company pursuant to subclause 14.2 above or otherwise) and the Executive shall not use, disclose to any person or exploit any Intellectual Property Right belonging to the Company without the prior written consent of the Company.

14.4 The Executive shall, at the request and expense of the Company, prepare and execute such instruments and do such other acts and things as may be necessary or desirable to enable the Company or its nominee to obtain the protection of any Intellectual Property Right vested in the Company in such parts of the world as may be specified by the Company or its nominee and to enable the Company to exploit any Intellectual Property Right vested in the Company to best advantage. The Executive hereby appoints the Company to be her attorney and in the Executive's name and on her behalf to execute any such act and to sign all deeds and documents and generally to use the Executive's name for the purpose of giving to the Company the full benefit of this Clause.

14.5 The obligations of the Executive under subclauses 14.2 to 14.4 above shall continue to apply after the termination of the Employment (whether terminated lawfully or not). Each of those obligations is enforceable independently of each of the others and its validity shall not be affected if any of the others is unenforceable to any extent.

## 15. Termination of employment

15.1 The Company or the Executive may terminate the Employment by giving to the other party at least 12 months' notice in writing expiring at any time.

15.2 The Company may at any time terminate the Employment with immediate effect by giving notice in writing to the Executive on terms that the Company shall pay to the Executive, in lieu of the remainder of the term of the Employment or, as the case may be, notice under clause 15.1 above, an amount equal to 12 months' Base Salary or the amount of Base Salary that would have been paid to the Executive if the Employment terminated on the expiry of the remainder of any notice given under clause 15.1 above as the case

may be, provided that the Executive's entitlement to the payment shall be conditional on her agreeing to comply with her obligations to the Company following the termination of the Employment (which include, but without limiting the generality of the foregoing her obligations not to use or disclose the Company's or the Group's confidential information under clause 13 above). Such payment may be suspended or terminated on the date on which the Board concludes, acting fairly and reasonably, that one or more of the circumstances in clause 15.8 has occurred during the Employment.

15.3 The Company may, in circumstances where the Remuneration Committee reasonably deems it to be in the Company's best interests, elect that in place of a lump sum payment in lieu of notice under clause 15.2 above the Company will pay the Executive in lieu of notice in a series of staged payments at the time or times that the Executive would have been paid had she been employed during the period of notice or remainder of such period given under clause 15.1 above.

15.4 Where notice of termination has been served by either party whether in accordance with clause 15.1 or otherwise, the Company shall be under no obligation to provide work for or assign any duties to the Executive for the whole or any part of the relevant notice period and may require her:

(a) not to attend any premises of the Company or any other Group Company;

(b) to resign with immediate effect from any offices she holds with the Company or any other Group Company (and any related trusteeships);

(c) to refrain from business contact with any customers, clients or employees of the Company or any Group Company;

(d) to take any holiday which has accrued under clause 12 during any period of garden leave under this clause 15.4;

(e) not to compete with the Company or any Group Company; and/or

(f) not to do any act or thing or make or cause to be made any statement reasonably likely to damage the business or reputation of the Company or any Group Company and the Executive must use all reasonable efforts to ensure that her spouse does not do any such act or thing or make or cause to be made any such statements.

15.5 The provisions of clause 2.9 shall remain in full force and effect during any period of garden leave under clause 15.4. The Executive will also continue to be bound by duties of good faith and fidelity to

the Company and remain available to perform such duties and/or exercise such powers, authorities and discretions (if any) when called upon by the Company to do so, at such locations as the Company may reasonably require, during any period of garden leave under clause 15.4.

Any garden leave under clause 15.4 shall be on full salary and benefits (save that the Executive shall not be entitled to earn or be paid any bonus during any period of garden leave) and, for the avoidance of doubt, the Executive shall not be entitled to the use of the car and driver pursuant to clause 8.

15.6 The Board may, acting fairly and reasonably, suspend the Executive from the Employment for such periods (including during any period in which the Company is carrying out an investigation into any alleged acts or defaults of the Executive) and on such terms as it considers appropriate in light of the relevant circumstances (including a term that the Executive shall not attend at the Company's premises). Such suspension shall be on full salary and benefits (save that the Executive shall not be entitled to earn or be paid any bonus during any period of suspension unless the allegations prove to be unfounded).

15.7 In the event that the Executive is assigned no duties during a period of suspension under this clause 15, the Company may in its sole discretion appoint another person to perform her responsibilities in her place.

15.8 If the Executive:

(a) is unable properly to perform her duties by reason of ill-health, accident or otherwise for a period of 12 consecutive months; or

(b) fails or neglects efficiently and diligently to discharge her duties (including a failure to comply with (i) any code of conduct, (ii) any anti-corruption and bribery policy, or (iii) any policy relating to conflicts of interests from time to time adopted by the Company) or is guilty of any serious or repeated breach of her obligations under this agreement (including any consent granted under it); or

(c) is guilty of serious misconduct or any other conduct which affects or is likely to affect prejudicially the interests of the Company or the Group or is convicted of an arrestable offence (other than a road traffic offence for which a non-custodial penalty is imposed); or

(d) becomes bankrupt or makes any arrangement or composition with her creditors; or

(e) is disqualified from being a director of any company by reason of an order made by any competent court,

the Company may (whether or not any notice of termination has been given or payment in lieu of notice has been paid in whole or in part) by written notice to the Executive terminate the Employment with immediate effect but a notice under paragraph 15.8(a) above may be given by the Company to the Executive only within 90 days after the end of any period or periods of disability referred to in that paragraph.

15.9 During any period of notice of termination of the Employment (whether or not such notice has been given by the Company or the Executive) the Company may require the Executive to take any holiday to which the Executive is entitled at such time or times as the Company may decide.

15.10 If the Executive is appointed as a director or officer of the Company or of any Group Company and the Executive ceases to be a director or officer of the Company or of that Group Company (for any reason whatsoever), this agreement and the Employment will continue for the time being with the Executive being an employee only and the terms of this agreement (other than those relating to the Executive being a director of the Company) shall continue in full force and effect. The Executive shall have no claim against the Company in respect of such cessation of office.

15.11 Immediately following (i) the termination of the Employment in any way (whether lawfully or otherwise), or (ii) a request from the Company if the Executive has been placed on garden leave under clause 15.4, or (iii) a request from the Company if the Executive's duties and powers have been suspended under clause 15.6, the Executive shall:

(a) return the car and its keys to the Company at such place as it shall nominate for the purpose;

(b) deliver to the Company's Group Human Resources Department all property in her possession, custody or under her control belonging to any Group Company including (but not limited to) business cards, credit and charge cards, security and computer passes, original and copy documents or other media on which information is held in her possession relating to the business or affairs of any Group Company; and

(c) resign all offices held by her in any Group Company (without prejudice to the rights of any party arising out of the termination of the Employment). Should the Executive fail to do so she hereby irrevocably authorises the Company to appoint some person in her name and on her behalf to sign any documents and do anything to give effect to her resignation from office.

15.12 With effect from the date of termination of the Employment, all the rights and obligations of the parties shall cease except for those which are expressed to continue after that date and except in relation to any breach of any provision of these terms and conditions or any other agreement between the Company and the Executive before that date. Termination of the Employment shall not prejudice any other rights of the Company.

## 16. Post termination restrictions

16.1 In order to protect the confidential information, trade secrets and business connections of the Company and any Relevant Group Company to which the Executive has access as a result her employment, the Executive covenants with the Company (for itself and as trustee for each Group Company) that she will not, directly or indirectly, either alone or jointly with or on behalf of any third party and whether on her own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity whatsoever:

(a) for 12 months following the Termination Date in the Relevant Territory and in competition with the Company or any Relevant Group Company engage, assist or be interested in any undertaking which provides or is preparing to provide Services;

(b) for 12 months following the Termination Date and in competition with the Company or any Relevant Group Company solicit or interfere with or endeavour to entice away from the Company or any Relevant Group Company any Customer in relation to the supply of Services;

(c) for 12 months following the Termination Date in the Relevant Territory and in competition with the Company or any Relevant Group Company be connected with the supply of Services to any Customer;

(d) for 12 months following the Termination Date and in competition with the Company or any Relevant Group Company solicit or interfere with or endeavour to entice away from the Company or any Relevant Group Company any Supplier in relation to the supply of Services;

(e) for 12 months following the Termination Date in the Relevant Territory and in competition with the Company or any Relevant Group Company be concerned with the receipt of services or goods from any Supplier where such services or goods are in competition with those supplied to the Company or any Relevant Group Company by the Supplier in the period of 12 months prior to the Termination Date and with which

supply the Executive had business dealings in the said period of 12 months;

(f) for 12 months following the Termination Date solicit the employment or engagement of any Key Employee in a business which is in competition with the Company or any Relevant Group Company (whether or not such person would breach their contract of employment or engagement by reason of leaving the service of the business in which they work); or

(g) represent herself as being in any way connected with or interested in the business of the Company or any Relevant Group Company (other than as a former employee) or use any registered names associated with the Company or any Group Company.

16.2 For so long as the Executive holds the role of interim Chief Executive Officer, or another role that has worldwide responsibilities, the Executive and Company acknowledge that the nature of the Executive's role is such that:

(a) the Executive will perform services and have business dealings to a material degree for all Group Companies; and

(b) the Executive will have business dealings across all geographical areas in which Group Companies operate.

16.3 For the purposes of this clause:

(a) "Customer" means any person, firm, company or entity which was a customer or client of the Company or any Relevant Group Company at any time during the 12 months prior to the Termination Date and with which the Executive had business dealings or personal contact at any time during the said period of 12 months;

(b) "interested in" shall not include any holding of the Executive of shares or other capital amounting to 3% or less of the total issued share capital of any company whether listed on a recognised stock exchange or not;

(c) "Key Employee" means any person who immediately prior to the Termination Date was an employee, contractor or consultant of the Company or any Relevant Group Company

(i) with whom during the period of 12 months prior to the Termination Date the Executive worked closely with or who reported directly into the Executive during the period of 12 months prior to the Termination Date; and

(ii) whose departure would damage the interest of the Company or any Relevant Group Company if they were involved in any capacity in any business concern which competes with the Company or any Relevant Group Company;

(d) "Relevant Group Company" means any Group Company (and, if applicable, its predecessors in business) for which the Executive performed services to a material degree at any time during the 12 months prior to the Termination Date;

(e) "Relevant Territory" means the geographical area in which the Company and any Relevant Group Company operated in the period of 12 months prior to the Termination Date and in which the Executive had business dealings at any time during the said period of 12 months;

(f) "Services" means services including the provision of products which are competitive with those supplied by the Company or any Relevant Group Company in the 12 months prior to the Termination Date and in the supply of which the Executive had business dealings at any time during the said period of 12 months;

(g) "Supplier" means any person, firm, company or entity who was a supplier of services or goods to the Company or any Relevant Group Company in the 12 months prior to the Termination Date and with whom the Executive had business dealings at any time during the said period of 12 months; and

(h) "Termination Date" means the date of termination of the Executive's employment with the Company however caused including, without limitation, termination by the Company in repudiatory breach of contract.

16.4 The periods for which the restrictions in this clause apply shall be reduced by any period that the Executive spends on garden leave pursuant to clause 15.4 or suspended pursuant to clause 15.6 immediately prior to the Termination Date.

16.5 If the Executive receives an offer to be involved in a business concern directly or indirectly, either alone or jointly with or on behalf of any third party and whether on her own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity during her employment, or prior to the expiry of the last of the covenants in this clause, she shall give the person making the offer a copy of this clause and shall tell the Company the identity of that person as soon as possible after accepting the offer.

16.6 The Executive warrants that the covenants contained in this clause are reasonable and necessary to protect the Company's and any Relevant Group Company's legitimate business interests.

16.7 Each of the restrictions in this clause is intended to be separate and severable. If any of the restrictions shall be held to be void but would be valid if part of their wording were deleted, such restriction shall apply with such deletion as may be necessary to make it valid or effective.

16.8 The Executive will, at the request and expenses of the Company, enter into a separate agreement with any Group Company in which she agrees to be bound by restrictions corresponding to those restrictions in this clause (or such of those restrictions as may be appropriate) in relation to that Group Company.

## 17. Safety

Health and Safety is critical to the success of the Company and the Group. The Company's goals are simply stated - no accidents, no harm to people and no damage to the environment. The Executive has a legal responsibility at all times to prevent accidents by carrying out work safely for her own protection and the protection of those around her. The Executive must familiarise herself and comply with the Health and Safety Policy in her work place.

## 18. Data protection

The Company and/or the Group will need to hold and process personal information relating to the Executive in the course of her Employment. The Executive should refer to the Data Protection Statement (which can be found on the Company's Data Protection and Privacy website of the Company's intranet) for more information about how her personal information will be used. The Company may amend this document from time to time and up to date versions can be found on the Company's Data Protection and Privacy website of the Company's intranet

## 19. Deduction from wages

The Executive agrees the Company shall be entitled to deduct from salary or other payments due to her (including any bonus payment owed or shares held on behalf of the Executive that are subject to a holding, retention or deferral period) any money that the Executive owes to the Company at any time, including but not limited to any overpayments of salary or benefits, unauthorised or fraudulently claimed expenses, outstanding debts or loans owed to the Company, training costs owed to the Company, remuneration and benefits received during any period of unauthorised absence, amounts owing due to the exercise of clawback, holiday taken in excess of entitlement or losses suffered by the Company as a result of the Executive's

negligence or material breach of Company policies, practices and procedures or failure/refusal to return any of the Company's property.

## 20. Remuneration Policy, Shareholding Policy and Malus/Clawback

20.1 Notwithstanding any other provision of this agreement, the Executive acknowledges and agrees that the payment of any amount or provision of any benefit to her is conditional upon such payment or provision being consistent with the Company's Remuneration Policy. Any provision of this agreement which is not consistent with the Company's Remuneration Policy shall be void and the Executive shall have no entitlement to compensation or damages in respect of any loss suffered in consequence thereof.

20.2 The Executive acknowledges and agrees to comply with the terms of any shareholding policy for directors adopted by the Company from time to time, including any minimum shareholding requirement and applicable post-employment shareholding requirements.

20.3 The Executive acknowledges that in order to comply with UK corporate governance standards the discretionary bonus arrangements and share incentive plans operated by the Company from time to time (the **"Plans"**) include, or may in the future include, provisions which in certain circumstances allow for the reduction of amounts payable to the Executive and/or provide for the Executive to repay to the Company all or part of any amounts received by her pursuant to those Plans. The Executive hereby agrees to be bound by such provisions of the Plans and any policy adopted by the Company from time to time for the purposes of operating such provisions in the Plans both during and following the Employment and, without prejudice to clause 19, acknowledges the right of the Company to deduct from any amount payable to her (including any shares held on behalf of the Executive that are subject to a holding, retention or deferral period) any amount she owes to the Company or any Group Company pursuant to the Plans.

## 21. Directors and Officers Insurance

During the Employment and for six years following the Termination Date the Executive shall be entitled to be covered by a policy of directors' and officers' liability insurance on terms no less favourable than those in place from time to time for other members of the Board. A copy of the policy is available from the Group Company Secretary. The Executive shall also be entitled to an indemnity from the Company in accordance with its articles of association.

## 22. General

22.1 The Company is not a party to any collective agreement which affects the Executive's employment.

22.2 The Executive is subject to the Company's Senior Executive discipline and grievance procedure from time to time.

22.3 As from the effective date of this agreement, this agreement, together with the Offer Letter and any other documents referred to in this agreement or the Offer Letter, constitute the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between the Executive and the Company. The Executive acknowledges that she has not entered into this agreement in reliance upon any representation, warranty or undertaking which is not set out in this agreement or the Offer Letter or expressly referred to in them as forming part of her contract of employment.

## 23. Interpretation

23.1 In this agreement, the following capitalised terms shall have the following meaning:

**Associated Company** means:

(i) a company which is not a Subsidiary of the Company but whose issued equity share capital (as defined in section 548 of the Companies Act 2006) is owned as to at least 20 per cent, by the Company or one of its Subsidiaries; and

(ii) a Subsidiary of a company within (i) above;

**Board** means the board of directors of the Company from time to time or a duly constituted committee of the board of directors, including the remuneration committee;

**Chair** means the chair of the Board from time to time;

**Effective Date** means 18 December 2025, or such other date as may be agreed between the Executive and the Chair;

**Employment** means the employment of the Executive by the Company under the terms of this service agreement between the Executive and the Company;

**Group** means the Company and its subsidiaries and Associated Companies for the time being and **Group Company** means any one of them;

**Offer Letter** means the letter from the Company to the Executive offering her the role of interim Chief Executive Officer dated the same date as this agreement;

**Recognised Investment Exchange** has the same meaning as in section 285 of the Financial Services and Markets Act 2000;

**Remuneration Committee** means the remuneration committee of the board of directors of the Company;

**Remuneration Policy** means the directors' remuneration policy of the Company most recently approved by shareholders in accordance with section 439A of the Companies Act 2006;

**Subsidiary** means a subsidiary within the meaning of section 1159 of the Companies Act 2006; and

**Working Day** means a day other than a Saturday, Sunday or bank or other public holiday in England (or if the Executive works on a bank or other public holiday a day's holiday taken in lieu of that holiday).

23.2 References in these terms and conditions to a person include a body corporate and an unincorporated association of persons and references to a company include any body corporate.

23.3 Any reference in these terms and conditions to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

23.4 The headings in these terms and conditions do not affect their interpretation.

23.5 Where appropriate, references to the Executive include her personal representatives.

23.6 Each of the provisions in this agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of the provisions of this agreement are void but would be valid if some part of the clause were deleted, the clause in question shall apply with such modification as may be necessary to make it valid.

## 24. Notices

24.1 Any notice or other document to be served under any agreement between the Company and the Executive may, in the case of the Company, be delivered or sent by hand, registered post or courier to the Company at its registered office for the time being, or by electronic mail to the Group Company Secretary and, in the case of the Executive, may be delivered to her or sent by hand, registered post or courier to her usual or last known place of residence or by electronic mail to her usual or last known email address, or, if deemed by the Company to be appropriate in the circumstances, to the place of business or email address of her legal representative. The addresses and email addresses of the parties for the purposes of this clause 24.1 are:

| Company | Address | Email |
|---|---|---|
| For the attention of:<br><br>Ben Mathews | The Company's registered office | ben.mathews@bp.com |
| **Executive** | **Address** | **Email** |
| For the attention of:<br><br>Carol Howle | The Executive's usual or last known address as shown in the Company's records | [redacted] |

24.2 Any such notice or other document shall be deemed to have been served:

(a) if delivered by hand or sent by courier, at the time of delivery;

(b) if posted, at 10.00 a.m. on the second Working Day after it was put into the post; or

(c) if sent by electronic mail, at the time of sending.

24.3 In proving such service it shall be sufficient to prove that delivery was made or that the envelope containing such notice or other document was properly addressed and posted as a registered letter or that the electronic mail was properly addressed and despatched as the case may be.

## 25. Email and internet use

25.1 Within the bounds of the law, the Company reserves the right to monitor the Executive's use of the Company's electronic communications system on a regular basis (including during any notice period, if applicable) and to monitor and record logging and traffic information as well as actual content (including the content of personal email and internet sites visited) in the Company's legitimate business interest, for example security or disciplinary reasons. All documents, communications and other files created, sent or received on email or through the internet or intranet are the Company's property.

25.2 Upon request by the Company, the Executive must give the Company access to any PCs, laptops, and any mobile electronic devices. Failure to comply with such a request will be regarded as a serious breach of this agreement by the Executive and may result in

disciplinary action being taken against her, up to and including dismissal without notice or pay in lieu of notice.

## 26. Counterparts

This agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this agreement by e-mail attachment shall be an effective mode of delivery.

## 27. Contracts (Rights of Third Parties) Act 1999

Each Group Company may enforce any rights conferred on them by this agreement but no other person who is not a party to this agreement shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

## 28. Governing Law and Jurisdiction

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by, and shall be construed in accordance with, the laws of England. The Courts of England shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this agreement.

**SIGNED** as a **DEED** and )
**DELIVERED** by the )
**EXECUTIVE** in the presence of )
a specified witness )

Carol Howle

Witness signature: Simon Howle

Witness name: Simon Howle

Witness address: [redacted]

**SIGNED** for and on behalf of )
**BP p.l.c.**: )

Ben J S Mathews